July 29, 2025

Christopher Bellacicco

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Bellacicco:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendments relating to the Leverage Shares 2X Long HIMS Daily ETF, Leverage Shares 2X Long BBAI Daily ETF, Leverage Shares 2X Long SOUN Daily ETF, Leverage Shares 2X Long RGTI Daily ETF, Leverage Shares 2X Long COST Daily ETF, Leverage Shares 2X Long VST Daily ETF, Leverage Shares 2X Long RKLB Daily ETF, Leverage Shares 2X Long AFRM Daily ETF, Leverage Shares 2X Long GOLD Daily ETF, Leverage Shares 2X Long NEM Daily ETF, Leverage Shares 2X Long OKLO Daily ETF, Leverage Shares 2X Long FUTU Daily ETF, Leverage Shares 2X Long PDD Daily ETF, Leverage Shares 2X Long JD Daily ETF, and Leverage Shares 2X Long ABNB Daily ETF (each a “Fund” and collectively, the “Funds”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

1.	Comment: On page 42, in the final paragraph, please include a plain English description of full stack quantum computing company.

Response: The Registrant has amended the first sentence of the paragraph as follows:

Rigetti Computing was founded in 2013 and is a full-stack quantum computing company, which aims to offer a complete end-to-end solution, from the physical hardware to the user-facing software and applications.

2.	Comment: On page 167, under JD.com, Inc. Investing Risk., please consider adding risk disclosure relating to Chinese companies that have ties to the military.

Response: The following disclosure has been added as a Principal Investment Risk:

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

Item 4:

China Investing Risks. The Chinese economy is generally considered an emerging market and can be significantly affected by economic and political conditions and policy in China and surrounding Asian countries. A relatively small number of Chinese companies represent a large portion of China’s total market and thus may be more sensitive to adverse political or economic circumstances and market movements. The economy of China differs, often unfavorably, from the U.S. economy in such respects as structure, general development, government involvement, wealth distribution, rate of inflation, growth rate, allocation of resources and capital reinvestment, among others. The Public Company Accounting Oversight Board (“PCAOB”), which regulates auditors of U.S. public companies, has warned that it lacks the ability to inspect audit work and practices of PCAOB-registered accounting firms in China and Hong Kong. The PCAOB’s limited ability to oversee the operations of accounting firms in China and Hong Kong means that inaccurate or incomplete financial records of an issuer’s operations may not be detected, which could negatively impact the Fund’s investments in such companies. Under China’s political and economic system, the central government has historically exercised substantial control over virtually every sector of the Chinese economy through administrative regulation and/or state ownership. In addition, expropriation, including nationalization, confiscatory taxation, political, economic or social instability or other developments could adversely affect and significantly diminish the values of the Chinese companies in which the Fund invests. International trade tensions may arise from time to time which can result in trade tariffs, embargoes, trade limitations, trade wars and other negative consequences. These consequences may trigger a reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry with a potentially severe negative impact to the Fund. Additionally, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. U.S. investors may also be barred by U.S. authorities from investing in certain companies, including those with ties to the military, intelligence, and security services in China. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions.

Item 9:

China Investing Risk. The Fund is subject to risks associated with investing in China. The Chinese economy is generally considered an emerging market and can be significantly affected by economic and political conditions in China and surrounding Asian countries. In addition, the Chinese economy is export-driven and highly reliant on trade. A downturn in the economies of China’s primary trading partners could slow or eliminate the growth of the Chinese economy and adversely impact the Fund’s investments. The Chinese government strictly regulates the payment of foreign currency denominated obligations and sets monetary policy. The Chinese government may introduce new laws and regulations that could have an adverse effect on the Fund. Although China has begun the process of privatizing certain sectors of its economy, privatized entities may lose money and/or be re-nationalized.

The Chinese securities markets are subject to more frequent trading halts, low trading volume and price volatility. Further, the Chinese economy is heavily dependent upon trading with key partners. Recent developments in relations between the United States and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China’s export industry and a commensurately negative impact on the Fund.

In recent years, Chinese entities have incurred significant levels of debt and Chinese financial institutions currently hold relatively large amounts of non-performing debt. Thus, there exists a possibility that widespread defaults could occur, which could trigger a financial crisis, freeze Chinese debt and finance markets and make Chinese securities illiquid, which could have a negative impact on the Fund.

In addition, trade relations between the U.S. and China have recently been strained. Worsening trade relations between the two countries could adversely impact the Fund, particularly to the extent that the Chinese government restricts foreign investments in on-shore Chinese companies or the U.S. government restricts investments by U.S. investors in China. Worsening trade relations may also result in market volatility and volatility in the price of Fund shares.

The Fund is subject to considerable risks stemming from the fluctuating state of U.S.-China relations. Periodic tensions, trade wars, and disagreements over intellectual property, human rights, and other issues can lead to economic and regulatory retaliations that may disrupt business operations, supply chains, and market access. Additionally, the long-standing territorial dispute over Taiwan remains a flashpoint, with both nations having vested interests in the outcome. An escalation of tensions or direct conflict regarding Taiwan could severely destabilize regional markets, disrupt international trade, and pose significant challenges for investors with exposures in the Asia-Pacific region.

Investing in China is subject to various social, demographic, political, and economic risks. Socially and demographically, China faces challenges such as an aging population, urban-rural disparities, and social unrest stemming from income inequality. Politically, the centralized system may experience unforeseen shifts in policies, regulatory environments, and governance. The government’s tight control over the media, internet, and freedom of speech may also create unpredictabilities. Economically, China’s growth, while impressive, has raised concerns about potential asset bubbles, mounting debts, and over-reliance on certain sectors. Any of these factors could lead to volatility or losses for the Fund, and it is crucial for investors to understand and regularly review the extent and nature of their exposure to these risks.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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